Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing Dividend Proposal

Santiago, Chile, March 9, 2020. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Financial Market Commission reporting the board of directors’ proposal to the annual ordinary shareholders meeting to distribute a dividend equivalent to 30% of 2019 net income, which represents an aggregate amount equal to Ch$38,119,539,200, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares (i.e. Ch$0.0743931231 per share).

Notwithstanding, in this meeting, Itaú Unibanco Holding and CorpGroup informed the board that they will jointly propose to the ordinary shareholders meeting a distribution of a dividend equivalent to 100% of 2019 net income, which represents an aggregate amount equal to Ch$127,065,130,654, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares (i.e. Ch$0.2479770771 per share).

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia –Banco Corpbanca Colombia and Helm Bank– becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of January 31, 2020, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10% market share. As of December 31, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.2%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl